Exhibit 99.1

Statoil ASA: Information relating to the dividend issue for second quarter 2016

Key information relating to the dividend issue (scrip dividend programme) to be carried out by Statoil ASA (OSE:STL, NYSE:STO) in relation to payment of dividend for second  quarter 2016.

Date on which the terms and conditions of the dividend issue were announced: 27 October 2016

Last day including right: 31 October at New York Stock Exchange, 1 November 2016 at Oslo Børs.

Ex-date: 1 November at New York Stock Exchange, 2 November 2016 at Oslo Børs (Oslo Stock Exchange)

Record Date: 3 November 2016

Date of approval:  26 October 2016

Maximum number of new shares: 160,000,000

Subscription price: For shareholders on Oslo Børs the subscription price shall be set to the volume-weighted average share price on Oslo Børs of the last two trading days of the subscription period for the dividend issue, with a deduction for a discount of 5%. For ADR-holders under the ADR program in the US, the subscription price shall be equal to the subscription price for the shareholders on Oslo  Børs converted into USD based on an average of the Central Bank of Norway's USD exchange rate over the last two trading days of the subscription period.

Will the rights be listed: No

Other information:

The subscription period shall commence on or about 21 November 2016. The subscription period shall be at least 10 business days for ordinary shareholders.

This information is published in accordance with the requirements of the Continuing Obligations.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)